Exhibit 4.4

Interconnection Agreement between PT Telekomunikasi Indonesia (“Telkom”) and PT Indosat, Tbk (“Indosat”) as stipulated in Cooperation Agreement in Interconnection between Telkom and Indosat on Interconnection between Jartap Telkom (Telkom Fixed Network) and Jarbersel Indosat (Indosat Cellular Mobile Network) No. 145/HK.810/DCI-A1000000/2007, No. 0002/C00-CC0/LGL/2007 dated December 18th, 2007, and its Amendments as stipulated in First Amendment No Telkom 47/HK.820/DCI-A1000000/2008 - No Indosat 021/C00-CC0/LGL/2008 dated March 31th 2008 and Second Amendments No Telkom 123/HK.820/DCI-A1000000/2009–No.Indosat007/C00-C0A/LGL/2009 dated December 30th,2009 and the Third Amendments as stipulated in the form of Mutual Office Minutes No Telkom Tel.024/YN.000/DCI-A1050000/2011 – No Indosat 003/C00-C0H/LGL/2011 dated January 31th, 2011 (“Agreement”).

The Parties:

1.	Telkom; and

2.	Indosat

Scope of the Agreement:

The Parties agree to interconnect Telkom Fixed Network with Indosat Cellular Mobile Network, so that customers of each Party may make or receive interconnection including canalize interconnection in different types of telecommunication services and telecommunication network between the Parties, and pursuant to the requirement of BRTI’s letter No. 227/BRTI/XII/2010 dated on December 31th, 2010 concern implementation of Interconnection Cost of 2011 in effect as of January 1st, 2011, and referred to the article 38 of Interconnection Agreement, the third amendment made in the form of Mutual Office Minutes, including to implement the new interconnection tariff, its respective call scenario and to changes interconnection cost of basic telephony.

Period of Agreement:

This Agreement is valid for two (2) years as from January 1st, 2008 until December 31st, 2010 and can be extended before the expiration based on the agreement of Parties.

Rights and Obligations of the Parties:

Rights and obligations of Indosat:

1.	Conducting the interconnection billing process for interconnection settlement;

2.	Implement provisions in agreed billing mechanism and invoicing, associated with Telkom access / services by Indosat cellular subscriber or Indosat access / services by Telkom fixed subscriber.

3.	Receive payments from Telkom and pay Telkom for interconnection tariff and other expenses arising from this Agreement;

Limitation for the Parties:

Each party is prohibited to :

4.	Conduct or let the occurrence of fraud in the form of technical engineering, administrative engineering and/or any other fraud;

5.	Conduct technical interference that can jeopardize safety of people;

6.	Material breach to the Agreement;

Termination of Agreement:

The Parties agree to waive the application of Article 1266 of the Indonesian Civil Code so that a Party can unilaterally terminate the Agreement by providing a written notice not later than three (3) month before the date of termination intended.

Assignment of Agreement:

No party shall sell, assign or transfer this Agreement, in part or in whole, to any third party without written concern of the other party.

Governing Law:

The laws of Indonesia.

Dispute Settlement:

The Parties agree to amicably settle any dispute arising with relation to this Agreement and if the Parties fail to reach such an amicable settlement within twenty (20) days, the dispute shall settle by MENKOMINFO, if MENKOMINFO fail to provide solution, then the dispute will be referred to the BANI for settlement.

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